New Entheogen Limited (dba SoundSelf)

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

New Entheogen Limited (dba SoundSelf)

Table of Contents




Independent Accountant's Review Report

April 9, 2025
To: Board of Directors of New Entheogen Limited (dba SoundSelf)
Re: 2024-2023 Financial Statement Review– New Entheogen Limited (dba SoundSelf)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of New Entheogen Limited (dba SoundSelf) and subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Other Matter

As discussed in Note 2 to the financial statements, the Company restated its previously issued 2023 financial statements to correct the amortization period of a capitalized intellectual property license asset. The license was originally amortized over a service life of fifteen years; however, management has determined the asset has a finite useful life of five years, and has restated prior periods accordingly to reflect amortization expense. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of New Entheogen Limited (dba SoundSelf) for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 9, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

			Restated
ASSETS		2024	2023
Current Assets			
Cash and cash equivalents		21,874	$ 44,785
Accounts receivable, net		-	0
Inventory		-	4,631
Other assets		685	1,000
Total Current Assets		22,559	50,416
Intangibles, net		520,566	678,864
Total Assets		$ 543,125	$ 729,280
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable		$ 102,189	$ 154,899
Accrued expenses		45,766	3,005
Total Current Liabilities		147,955	157,904
Long-Term Liabilities			
Shareholder loan		146,928	596,928
Total Long-Term Liabilities		146,928	596,928
Total Liabilities		294,883	754,832
Stockholders' Equity			
Common Stock, $0.0001 par value (see Note 5)		818	814
Additional Paid in Capital		72,528	70,953
SAFE Notes		2,854,650	1,954,650
SAFE Notes Receivable		-	(150,000)
Accumulated Deficit		(2,679,754)	(1,901,969)
Total Stockholders' Equity		248,242	(25,552)
Total Liabilities and Stockholders' Equity		$ 543,125	$ 729,280

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	Restated 2023
Revenues	$ 39,083	$ 41,807
Cost of Revenues	32,944	65,318
Gross profit margin	6,139	(23,511)
Operating Expenses		
Advertising and marketing	-	24,126
General and administrative	140,244	134,572
Salaries and wages	368,660	90,766
Professional services	120,023	370,668
Depreciation and amortization	158,298	112,626
Total Operating Expenses	787,225	732,758
Other Income (expense)		
Other income	3,301	133
Stock based compensation	-	(1,013)
Interest expense	-	-
Total Other income (expense)	3,301	(880)
Net Income (Loss)	$(777,785)	$(757,149)

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023 (as restated)
(Unaudited)

	Common Stock		Additional Paid in Capital	SAFE Notes	SAFE Receivable	(Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)					
Balance as of December 31, 2022	8,104,587	$ 810	$ 68,960	$ 730,000	$ -	$ (1,144,820)	$(345,050)
Issuance of common stock	35,520	4	980	-	-	-	984
Issuance of SAFE Notes	-	-	-	1,224,650	(150,000)	-	1,074,650
Share-based compensation	-	-	1,013	-	-	-	1,013
Net loss	-	-	-	-	-	(757,149)	(757,149)
Balance as of December 31, 2023	8,140,107	$ 814	$ 70,953	$ 1,954,650	$(150,000)	$ (1,901,969)	$ (25,552)
Issuance of common stock	40,680	4	204	-	-	-	208
Issuance of SAFE Notes	-	-	-	900,000	150,000	-	1,050,000
Share-based compensation	-	-	1,371	-	-	-	1,371
Net loss	-	-	-	-	-	(777,785)	(777,785)
Balance as of December 31, 2024	8,180,787	$ 818	$ 72,528	$ 2,854,650	$ -	$ (2,679,754)	$ 248,242

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	Restated 2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (777,785)	$(757,149)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	158,298	112,626
Stock based compensation	1,371	1,013
Changes in operating assets and liabilities:		
Accounts receivable, net	-	600
Inventory	4,631	(4,631)
Other assets	315	39,438
Accounts payable	(52,710)	141,829
Accrued expenses	42,761	322
Net cash provided by (used in) operating activities	(623,119)	(465,952)
Cash Flows from Investing Activities		
Purchases of intangibles	-	(791,490)
Net cash used in investing activities	-	(791,490)
Cash Flows from Financing Activities		
Proceeds from issuance of SAFE notes	550,000	1,074,650
Advances on shareholder loan payable	50,000	221,728
Proceeds from common stock issuance	208	984
Net cash provided by (used in) financing activities	600,208	1,297,362
Net change in cash and cash equivalents	(22,911)	39,920
Cash and cash equivalents at beginning of year	44,785	4,865
Cash and cash equivalents at end of year	$ 21,874	$ 44,785
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Noncash transactions		
Conversion of shareholder loans to SAFE	500,000	-

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

New Entheogen Limited dba SoundSelf (Company) was formed in the State of Delaware on May 17, 2021. The Company has created an immersive digital therapeutic product that combines sound, light, and vibration to engage users in biofeedback loops for psychological transformation.

Since inception, the Company has relied on the issuance of notes agreements, equity investments and contributions from owners to fund its operations. As of December 31, 2023, the Company has an accumulated deficit and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with new investments, funding from a RegCF campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Correction of Error and Restatement of Prior Periods (IP License and Software Development Amortization)

In connection with the preparation of the 2024 financial statements, the Company identified an error in the amortization of its capitalized intellectual property license asset in prior periods. The license, acquired in 2023 and legally perpetual, was initially treated as having a useful life of 15 years. Upon further evaluation, management determined that the license has a finite useful life of 5 years based on its expected economic benefit period.

As a result, amortization expense related to this asset has been adjusted retroactively. The financial statements for the years ended December 31, 2023 and 2022 have been restated to reflect the correction. The cumulative effect of the correction reduced intangible assets and retained earnings by $59,860 as of December 31, 2023. A summary of the restated amounts is presented below:

	2023 Before Restatement	2023 After Restatement	Change
Software Development	$ 401,490	$ 401,490	$ -
Licenses	$ 390,000	$ 390,000	$ -
Accumulated Amortization	$ (52,766)	$ (112,626)	$ (59,860)
Total Intangible Assets	$ 738,724	$ 678,864	$ (59,860)
Net Loss	$ (697,289)	$ (757,149)	$ (59,860)
Retained Earnings	$ (1,842,109)	$ (1,901,969)	$ (59,860)

Management has evaluated the impact of this correction and concluded that the error is material to the previously issued financial review statements. Accordingly, the comparative financial information has been restated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include investments in money market funds, which are stated at cost, which approximates fair value. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account and money market placements. As of December 31, 2024 and 2023, the Company has $21,874 and $44,785, respectively, in cash and cash equivalents.

Receivables and Credit Policy

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2024 and 2023 the allowance for doubtful accounts was $0. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Inventory

Inventory is stated at lower of cost, utilizing the weighted average method, or market. The Company's inventory does not expire or become obsolete, therefore, historically the Company has not lost inventory to spoilage. Slow moving inventory is analyzed for market impairment. The Company holds hardware assets to sell alongside its software subscriptions, consisting of the SoundSelf beds and tables for its immersive experiences.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2024 and 2023.

Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Accounts Payable

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $102,189 and $154,899 as of December 31, 2024, and 2023, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $45,766 and $3,005 as of December 31, 2024 and 2023, respectively.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The Company's revenue consists of software subscriptions and corresponding hardware for the immersive experiences. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Performance obligations typically consist of delivery of the goods and services and are considered individual "point in time" transactions for revenue recognition.

Cost of Revenues

Cost of revenues consist of audio and visual hardware and mediative and relaxation surfaces.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock based compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period for any award modifications.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk free rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2024, and December 31, 2023, the Company capitalized software development costs related to the Company's platform (see Note 2) and licenses (see Note 4 Related Party Transactions). The Company amortizes the balance over the period of 5 years.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Capitalized software development costs on December 31, 2024, and 2023 consist of the following:

	2024	2023
Software Development	$ 401,490	$ 401,490
Licenses	$ 390,000	$ 390,000
Accumulated Amortization	$ (270,923)	$ (112,626)
	$ 520,567	$ 678,864

Amortization for the years ended December 31, 2024 and 2023 were $158,298 and $112,626 respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

Founder Loans

From time to time, the founders of the Company issue loans to the Company to fund the business. The loan does not bear interest and has no set repayment terms. As of December 31, 2024, and 2023 the outstanding balance was $146,928 and $596,928, respectively.

Further, in 2024, there was a $500,000 shareholder loan that was converted to SAFE notes.

Intellectual Property License and Related Party Transaction

In March 2023, the Company entered into an agreement to acquire a perpetual right-to-use intellectual property (IP) license from Andromeda Entertainment Ltd. and an individual Evan Balster, which provides a voice-detection algorithm, data-flow scripting language, and an application engine. The total cost of the license was $390,000, which includes a one-time, non-refundable royalty payment of $65,000. The license cost has been capitalized as an intangible asset and is being amortized on a straight-line basis over its estimated useful life of 5 years.

The IP license was acquired from Evan Balster and developed collectively with Andromeda Entertainment Ltd., an entity in which the Company's founder and principal executive officer holds an ownership interest and continues to serve in a managerial capacity. The transaction was approved by the Company's board of directors in accordance with its related party transaction policy. Management determined that the license represented a commercially reasonable arrangement and was executed at estimated fair value.

NOTE 5 – EQUITY

Common Stock

The Company authorized 15,000,000 shares of common stock at $0.0001 par value. Common stock has one vote for each share of common stock held on all voting matters. As of December 31, 2024 and 2023, the Company had 8,180,787 and 8,140,107 shares of common stock issued and outstanding.

Simple Agreements for Future Equity ("SAFEs")

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

During 2021, the Company issued SAFE Notes totaling $400,000. The SAFEs are automatically convertible on the completion of a qualified financing event.

During 2022 the Company issued additional SAFEs for $330,000, with a valuation cap of $5,000,000.

During 2023 the Company issued additional SAFEs for $1,224,650, with a valuation cap of $10,000,000.

During 2024 the Company issued additional SAFEs for $900,000, with a valuation cap of $5,000,000.

As of December 31, 2024, total SAFE notes equaled $2,854,650 and all SAFE notes remained outstanding.

Warrants

The Company has issued warrants to purchase common stock. As of December 31, 2024 and 2023, respectively, the Company had 500,000 and 537,505 warrants outstanding, with exercise prices ranging from $0.01 to $0.05 per share and expiration dates between July 11, 2024 and December 23, 2032. The warrants are classified as equity on the balance sheets in accordance with ASC 815, *Derivatives and Hedging*. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions:
- Expected volatility: 46.15%
- Risk-free interest rate: 4.16%
- Expected life: 3-10 years
- Dividend yield: 0

As of December 31, 2024 the total fair value of the warrants was $3,141.

NOTE 6 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2021, the Company adopted its 2021 Equity Incentive Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2024, a total of 2,464,200 shares of common stock were authorized for issuance under the plan, of which no shares remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.0001 to $0.0073 per common share, having a weighted average exercise price of $0.0052 per common share.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Expected volatility	46.14%	46.14%
Risk-free interest rate	4.16%	4.24%
Dividend rate	0%	0%
Expected term (in years)	3 – 10	3 – 10

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2024 and 2023 were $1,371 and $1,013, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation were $2,971 and $4,360, respectively, as of December 31, 2024 and 2023.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 8 – SUBSEQUENT EVENTS

Related Party Loans

The Company received additional proceeds from related party loans with Robin Arnott, Founder and CEO, in January and February 2025, amounting to $23,000 and $20,000, respectively, to fund business operations. The loans are non-interest bearing and have no set repayment terms.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, except for those listed above, which require adjustment or disclosure in the financial statements.